December 26, 2007

Via EDGAR

Donna Levy
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	China-Biotics, Inc. Registration Statement on Form SB-2 File No. 333-132670

Dear Ms. Levy:

Pursuant to Rule 461 under the Securities Act of 1933, China-Biotics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to December 28, 2007 at 12 p.m. Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Holly Vance at Kirkpatrick & Lockhart Preston Gates Ellis LLP, the Company’s outside counsel, at (206) 370-7678.

Very truly yours,

/s/ Raymond Li

Raymond Li Chief Financial Officer

cc: Kirkpatrick & Lockhart Preston Gates Ellis LLP